SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON MAY 12, 2009, DRAWN UP IN SUMMARY FORMAT

COMPANY REGISTRY (NIRE): 33300011595

1. Date: May 12, 2009.

2. Time: 02:30 p.m..

3. Venue: Av. Brigadeiro Faria Lima, nº 3400, 20º andar, São Paulo.

4. Attendees: Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Fernando Perrone, Darc Antonio da Luz Costa, Yoshiaki Nakano and Claudia Maria Sarti (Secretary).

6. Agenda: 6.1 – Re-election of the Chairman and Vice-Chairman of the Board of Directors – The Board of Directors (the “Board”) elected, pursuant to the provisions of article 13, paragraph 1, of the Bylaws, the Board Members BENJAMIN STEINBRUCH AND JACKS RABINOVICH as Chairman and Vice-Chairman of the Company’s Board of Directors, respectively; 6.2 – Resignation of Board Member – Mr. DARC ANTONIO DA LUZ COSTA resigned from his position of Company’s Board Member. The Company thanked the Board Member for the relevant services rendered. 6.3 – Re-election of Audit Committee Members – The Board, pursuant to the provisions of article 29 of the Bylaws, unanimously appointed the Board Members YOSHIAKI NAKANO, DIONÍSIO DIAS CARNEIRO NETTO and FERNANDO PERRONE for a new period of office as members of the Audit Committee, through April 30, 2010. The period of office will be extended until the investiture of their successors. Mr. Fernando Perrone was appointed as President of the Audit Committee. It was also resolved that there will be a rotation among the independent board members to be part of the Audit Committee, as of the appointment to be held at the first Board meeting after the holding of the 2010 Annual Shareholders’ Meeting; 6.4 – Resignation of Executive Officer - The Board of Directors became cognizant of the resignation of Mr. OTÁVIO DE GARCIA LAZCANO from the position of Company’s Executive Officer, for personal reasons, which was unanimously accepted. The Company thanked Mr. Lazcano for his dedication and relevant services rendered during his stay at the Company. 6.5 – Election of Executive Officer – The Board unanimously approved, pursuant to the provisions of article 17, item III of the Bylaws, the election of Mr. PAULO PENIDO PINTO MARQUES, a Brazilian citizen, married, engineer, holder of Identity Card (RG) M-751.698 SSP-MG and Individual Taxpayers’ ID (CIC) 269.139.176 -00, with office located at Av. Brigadeiro Faria Lima, 3.400, 20º andar, in the city and state of São Paulo, for the position of Executive Officer, responsible for the controlling, financial and investor relations areas, with period of office lasting until April 30, 2011.

This is a free translation of the extract of the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.